May 11, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-10169

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 30, 2003, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended March 31, 2004:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

         None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource's benefit plans or otherwise

         374,195

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror

         None

4. The amount and terms of any long-term debt, preferred stock, preferred securities, equity-linked securities or short-term debt issued directly or indirectly by NiSource

         Please see Exhibit 1

5. The maximum outstanding amount of all borrowings under or investments in the money pool by each money pool participant during the quarter, and the rate or range of rates charged on money pool borrowings and paid on money pool investments

         Please see Exhibit 2

6. The number of shares of common stock issued by Columbia to NiSource and the price per share paid

         None

7. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia to NiSource Finance or other financing subsidiary of NiSource

         None

8. The number of shares of common stock issued by Columbia Maryland to Columbia and the price per share paid

         None

9. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia

         None

10. The amount and terms of any financings consummated by any non-utility subsidiary that are not exempt under Rule 52

         None

11. The name of the guarantor and of the beneficiary of any parent guarantee or non-utility subsidiary guarantee issued, and the amount, terms and purpose of the guarantee

         Please see Exhibit 3

12. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into and identity of the parties to such instruments

         None

13. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary

         None

14. A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing

         None

15. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource and Columbia, that has engaged in authorized financing transactions during the quarter

         Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland

                                    Very truly yours,


                                    NiSource Inc.


                                    By:          /s/ Jeffrey W. Grossman
                                        ----------------------------------------
                                                   Jeffrey W. Grossman
                                                      Vice President

                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                     ITEM #4

                            AMOUNT ISSUED DURING       AMOUNT OUTSTANDING        TYPE OF DEBT
COMPANY                    FIRST QUARTER OF 2004         MARCH 31, 2004           OR SECURITY             TERMS
-------                    ---------------------       ------------------        ------------             -----

NiSource Finance Corp.              --                      22,600,000           Short-term Debt    Credit facility
                                                                                                    advances with a
                                                                                                    weighted average
                                                                                                    interest rate of 2.016%

NiSource Finance Corp.              --                   5,945,000,000           Long-term Debt     Various maturity dates
                                                                                                    and weighted average
                                                                                                    interest rates

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                     ITEM #5

                                                        MAXIMUM AMOUNT          MAXIMUM AMOUNT         AVERAGE INTEREST
                                                       OUTSTANDING DURING       INVESTED DURING           RATE DURING
SUBSIDIARY (AMOUNTS IN THOUSANDS)                    FIRST QUARTER OF 2004   FIRST QUARTER OF 2004   FIRST QUARTER OF 2004
---------------------------------                    ---------------------   ---------------------   ---------------------
Bay State Gas Company                                              218,091                       0                   1.88%
Columbia Assurance Agency, Inc.                                        N/A                      37                   1.88%
Columbia Accounts Receivable Corporation                               N/A                   9,934                   1.88%
Columbia Atlantic Trading Corporation                                  N/A                   3,966                   1.88%
Columbia Deep Water Services Company                                   456                       0                   1.88%
Columbia Electric Corporation                                          N/A                   6,696                   1.88%
Columbia Energy Services Corporation                                44,489                       0                   1.88%
Columbia Energy Group                                                  N/A                 512,617                   1.88%
Columbia Gulf Transmission Company                                  12,036                   7,190                   1.88%
Columbia Gas of Virginia, Inc.                                      20,863                  29,950                   1.88%
NiSource Insurance Corporation, Ltd.                                   N/A                      34                   1.88%
Columbia Gas of Kentucky, Inc.                                       4,020                  36,233                   1.88%
Columbia Gas of Maryland, Inc.                                           0                  16,333                   1.88%
CNS Microwave, Inc.                                                    N/A                   1,848                   1.88%
Columbia Network Services Corporation                                  N/A                   3,145                   1.88%
Columbia Gas of Ohio, Inc.                                         194,840                  81,429                   1.88%
Columbia Gas of Pennsylvania, Inc.                                  78,412                       0                   1.88%
Columbia Remainder Corporation                                           0                       0                   1.88%
Crossroads Pipeline                                                 14,972                       0                   1.88%
NiSource Corporate Services Company                                 69,495                       0                   1.88%
NiSource Development Company, Inc.                                 183,852                       0                   1.88%
EnergyUSA, Inc.                                                     36,620                       0                   1.88%
EnergyUSA, Inc. (MA)                                                     0                   1,743                   1.88%
Kokomo Gas and Fuel Company                                              0                   4,623                   1.88%
NiSource Capital Markets. Inc.                                         N/A                     838                   1.88%
NI Energy Services, Inc.                                            49,484                       0                   1.88%
NiSource Energy Technologies, Inc.                                  21,694                       0                   1.88%
NiSource Finance Corp.                                                 N/A               1,133,808                   1.88%
NiSource Inc.                                                          N/A                  54,911                   1.88%
Northern Indiana Fuel and Light Company, Inc.                            0                  13,549                   1.88%
Northern Indiana Public Service Company                            579,297                       0                   1.88%
Granite State Gas Transmission                                       8,411                       0                   1.88%
Northern Utilities, Inc.                                            17,103                     494                   1.88%
Columbia Petroleum Corporation                                         N/A                       0                   1.88%
PEI Holdings, Inc.                                                 117,606                       0                   1.88%
Columbia Gas Transmission Corporation                              123,359                   5,566                   1.88%
EnergyUSA-TPC Corp.                                                 32,871                  32,885                   1.88%

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM # 11

                                                                 GUARANTEES
                                                               ISSUED DURING
GUARANTOR                                   SUBSIDIARY        1ST QUARTER 2004                 PURPOSE
---------                                   ----------        ----------------                 -------

NiSource/NiSource Capital Markets        EnergyUSA - TPC            27,700,000    Guarantee energy trading contracts

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                     2004
------------------------------                                             ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                         $ 16,054,027
     Accumulated depreciation and amortization                               (7,162,926)
                                                                           ------------
     Net Utility Plant                                                        8,891,101
                                                                           ------------
     Other property, at cost, less accumulated depreciation                     465,879
                                                                           ------------
Net Property, Plant and Equipment                                             9,356,980
                                                                           ------------
INVESTMENTS:
     Assets of discontinued operations and assets held for sale                   6,500
     Unconsolidated affiliates                                                   91,934
     Other investments                                                           72,622
                                                                           ------------
          Total Investments                                                     171,056
                                                                           ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                   44,526
     Restricted cash                                                             14,973
     Accounts receivable - less reserve                                         730,997
     Unbilled revenue - less reserve                                            230,506
     Gas inventory                                                               77,545
     Underrecovered gas and fuel costs                                          165,927
     Material and supplies, at average cost                                      70,906
     Electric production fuel, at average cost                                   31,136
     Price risk management asset                                                 82,830
     Exchange gas receivable                                                    173,901
     Regulatory assets                                                          112,602
     Prepayments and other                                                       96,825
                                                                           ------------
          Total Current Assets                                                1,832,674
                                                                           ------------
OTHER ASSETS:
     Price risk asset long term                                                 153,945
     Regulatory assets                                                          584,807
     Goodwill                                                                 3,704,025
     Intangible assets                                                          523,685
     Deferred charges and other                                                 148,260
                                                                           ------------
          Total Other Assets                                                  5,114,722
                                                                           ------------
 TOTAL ASSETS                                                              $ 16,475,432
                                                                           ============

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                      2004
------------------------------                                              ------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
     Common Stock Equity
     Preferred Stocks -                                                        4,526,444
        Subsidiary Companies
           Series without mandatory redemption provisions                         81,114
     Long-term debt, excluding amounts due within one year                     5,945,074
                                                                            ------------
Total Capitalization                                                          10,552,632
                                                                            ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                          117,089
      Short-term borrowings                                                      222,600
      Accounts payable                                                           426,240
      Dividends declared on common and preferred stocks                           61,666
      Customer deposits                                                           83,195
      Taxes accrued                                                              379,302
      Interest accrued                                                           138,446
      Overrecovered gas and fuel costs                                            53,026
      Price risk management liabilities                                           30,206
      Exchange gas payable                                                       245,452
      Current deferred revenue                                                    25,421
      Regulatory liabilities                                                      68,403
      Accrued liability for postretirement and pension benefits                   71,050
      Other accruals                                                             426,323
                                                                            ------------
          Total current liabilities                                            2,348,419
                                                                            ------------
OTHER:
      Price risk management liabilities                                            6,037
      Deferred income taxes                                                    1,612,488
      Deferred investment tax credits                                             85,089
      Deferred credits                                                            57,892
      Non-current deferred revenue                                               107,281
      Accrued liability for postretirement and pension benefits                  404,734
      Preferred stock liabilities with mandatory redemption provisions             2,438
      Regulatory liabilities and other removal costs                           1,081,809
      Other noncurrent liabilities                                               216,613
                                                                            ------------
          Total other                                                          3,574,381
                                                                            ------------
TOTAL CAPITALIZATION AND LIABILITIES                                        $ 16,475,432
                                                                            ============

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                     2004
------------------------------                                             ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                         $  6,669,634
     Accumulated depreciation and amortization                               (3,121,700)
                                                                           ------------
     Net Utility Plant                                                        3,547,934
                                                                           ------------
OTHER PROPERTY AND INVESTMENTS                                                    2,350
                                                                           ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                    8,323
     Restricted cash                                                              1,709
     Accounts receivable - less reserve                                          53,843
     Unbilled revenue - less reserve                                             40,936
     Material and supplies, at average cost                                      43,962
     Electric production fuel, at average cost                                   31,137
     Natural gas in storage, at last in, first-out cost                          22,314
     Price risk management assets                                                 2,601
     Regulatory assets                                                           13,164
     Prepayments and other                                                       59,207
                                                                           ------------
Total Current Assets                                                            277,196
                                                                           ------------
OTHER ASSETS:
     Regulatory assets                                                          206,546
     Intangible assets                                                           25,161
     Prepayments and other                                                        5,877
                                                                           ------------
Total Other Assets                                                              237,584
                                                                           ------------
TOTAL ASSETS                                                               $  4,065,064
                                                                           ============

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                          $  1,026,975
Preferred Stocks -
      Series without mandatory redemption provisions                                       81,114
Long-term debt, excluding amount due within one year                                      571,020
                                                                                     ------------
Total Capitalization                                                                    1,679,109
                                                                                     ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                    32,000
      Short-term borrowings                                                               465,674
      Accounts payable                                                                     98,141
      Dividends declared on common and preferred stock                                      1,093
      Customer deposits                                                                    52,899
      Taxes accrued                                                                       151,157
      Interest accrued                                                                      7,587
      Overrecovered gas and fuel costs                                                     35,462
      Price risk management liabilities                                                       439
      Accrued liability for postretirement and pension benefits                            23,027
      Other accruals                                                                       56,318
                                                                                     ------------
          Total current liabilities                                                       923,797
                                                                                     ------------
OTHER:
      Deferred income taxes                                                               457,033
      Deferred investment tax credits                                                      55,468
      Deferred credits                                                                     19,059
      Accrued liability for postretirement and pension benefits                           222,954
      Preferred stock liabilities with mandatory redemption provisions                      2,438
      Regulatory liabilities and other removal costs                                      677,900
      Other noncurrent liabilities                                                         27,306
                                                                                     ------------
          Total other                                                                   1,462,158
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $  4,065,064
                                                                                     ============

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $    928,813
     Accumulated depreciation and amortization                                           (246,252)
                                                                                     ------------
     Net Utility Plant                                                                    682,561
                                                                                     ------------
OTHER PROPERTY AND INVESTMENTS                                                              1,978
                                                                                     ------------
INVESTMENTS:
     Unconsolidated affiliates                                                                 34
                                                                                     ------------
          Total Investments                                                                    34
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                              7,193
     Restricted cash                                                                          519
     Accounts receivable - less reserve                                                   111,863
     Unbilled revenue - less reserve                                                       42,124
     Gas Inventory                                                                         13,848
     Underrecovered gas and fuel costs                                                     29,421
     Material and supplies, at average cost                                                 4,107
     Price risk management asset                                                              903
     Exchange gas receivable                                                               10,933
     Regulatory assets                                                                      9,466
     Prepayments and other                                                                  2,627
                                                                                     ------------
          Total Current Assets                                                            233,004
                                                                                     ------------
OTHER ASSETS:
     Price risk management asset                                                              134
     Regulatory assets                                                                     36,205
     Intangible assets                                                                    470,839
     Deferred charges and other                                                            13,808
                                                                                     ------------
          Total Other Assets                                                              520,986
                                                                                     ------------
 TOTAL ASSETS                                                                        $  1,438,563
                                                                                     ============

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $    555,721
      Long-term debt excluding amt due within one year                                    173,500
                                                                                     ------------
          Total Capitalization                                                            729,221
                                                                                     ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                       833
      Short-term borrowings                                                               186,783
      Accounts payable                                                                     41,344
      Customer deposits                                                                     4,194
      Taxes accrued                                                                        27,084
      Interest accrued                                                                      1,211
      Regulatory liabilities                                                                2,276
      Other accruals                                                                       29,922
                                                                                     ------------
          Total current liabilities                                                       293,647
                                                                                     ------------
OTHER:
      Deferred income taxes                                                               292,053
      Deferred investment tax credits                                                       2,379
      Accrued liability for postretirement and pension benefits                            17,932
      Regulatory liabilities and other removal costs                                       92,821
      Other noncurrent liabilities                                                         10,510
                                                                                     ------------
          Total other                                                                     415,695
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $  1,438,563
                                                                                     ============

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $    177,691
     Accumulated depreciation and amortization                                            (43,150)
                                                                                     ------------
     Net Utility Plant                                                                    134,541
                                                                                     ------------
OTHER PROPERTY AND INVESTMENTS                                                              1,904
                                                                                     ------------
INVESTMENTS:
     Unconsolidated affiliates                                                                  2
                                                                                     ------------
          Total Investments                                                                     2
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                              1,940
     Restricted cash                                                                          519
     Accounts receivable - less reserve                                                    20,428
     Unbilled revenue - less reserve                                                        8,514
     Gas inventory                                                                            712
     Underrecovered gas and fuel costs                                                      2,248
     Material and supplies, at average cost                                                   603
     Price risk management asset                                                              903
     Exchange gas receivable                                                               10,045
     Regulatory assets                                                                        222
     Prepayments and other                                                                    299
                                                                                     ------------
          Total Current Assets                                                             46,433
                                                                                     ------------
OTHER ASSETS:
     Price risk management asset                                                              134
     Regulatory assets                                                                     18,117
     Intangible assets                                                                     79,558
     Deferred charges and other                                                             1,854
                                                                                     ------------
          Total Other Assets                                                               99,663
                                                                                     ------------
 TOTAL ASSETS                                                                        $    282,543
                                                                                     ============

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $    119,220
      Long-term debt excluding amt due within one year                                     65,000
                                                                                     ------------
          Total Capitalization                                                            184,220
                                                                                     ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                       833
      Short-term borrowings                                                                 1,229
      Accounts payable                                                                      9,408
      Customer deposits                                                                       974
      Taxes accrued                                                                         1,550
      Interest accrued                                                                        242
      Regulatory liabilities                                                                1,292
      Other accruals                                                                        7,419
                                                                                     ------------
          Total current liabilities                                                        22,947
                                                                                     ------------
OTHER:
      Deferred income taxes                                                                53,540
      Deferred investment tax credits                                                         233
      Accrued liability for postretirement and pension benefits                             2,540
      Regulatory liabilities and other removal costs                                       13,085
      Other noncurrent liabilities                                                          5,978
                                                                                     ------------
          Total other                                                                      75,376
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $    282,543
                                                                                     ============

                                                                      EXHIBIT #8

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $     56,451
     Accumulated depreciation and amortization                                            (33,039)
                                                                                     ------------
     Net Utility Plant                                                                     23,412
                                                                                     ------------
INVESTMENTS:
     Unconsolidated affiliates                                                                  5
                                                                                     ------------
          Total Investments                                                                     5
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                748
     Accounts receivable - less reserve                                                    10,461
     Unbilled revenue - less reserve                                                        1,784
     Gas Inventory                                                                          1,108
     Material and supplies, at average cost                                                   316
     Prepayments and other                                                                     40
                                                                                     ------------
          Total Current Assets                                                             14,457
                                                                                     ------------
OTHER ASSETS:
     Regulatory assets                                                                        381
     Goodwill                                                                              16,439
     Intangible assets                                                                        159
     Deferred charges and other                                                               181
                                                                                     ------------
          Total Other Assets                                                               17,160
                                                                                     ------------
 TOTAL ASSETS                                                                        $     55,034
                                                                                     ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $     38,727
                                                                                     ------------
          Total Capitalization                                                             38,727
                                                                                     ------------
CURRENT LIABILITIES:
      Accounts payable                                                                      5,103
      Customer deposits                                                                       504
      Taxes accrued                                                                         1,597
      Interest accrued                                                                        151
      Overrecovered gas and fuel costs                                                        929
      Other accruals                                                                        1,609
                                                                                     ------------
          Total current liabilities                                                         9,893
                                                                                     ------------
OTHER:
      Deferred income taxes                                                                 3,332
      Deferred investment tax credits                                                         420
      Accrued liability for postretirement and pension benefits                             1,181
      Regulatory liabilities and other removal costs                                        1,477
      Other noncurrent liabilities                                                              4
                                                                                     ------------
          Total other                                                                       6,414
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $     55,034
                                                                                     ============

                                                                      EXHIBIT #9

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $     56,956
     Accumulated depreciation and amortization                                            (23,976)
                                                                                     ------------
     Net Utility Plant                                                                     32,980
                                                                                     ------------
OTHER PROPERTY AND INVESTMENTS                                                                592
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                469
     Accounts receivable - less reserve                                                    19,941
     Unbilled revenue - less reserve                                                        1,877
     Gas inventory                                                                            475
     Underrecovered gas and fuel costs                                                      1,764
     Material and supplies, at average cost                                                   303
     Prepayments and other                                                                     92
                                                                                     ------------
          Total Current Assets                                                             24,921
                                                                                     ------------
OTHER ASSETS:
     Regulatory assets                                                                         87
     Goodwill                                                                              13,307
     Intangible assets                                                                        591
     Deferred charges and other                                                             1,456
                                                                                     ------------
          Total Other Assets                                                               15,441
                                                                                     ------------
 TOTAL ASSETS                                                                        $     73,934
                                                                                     ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $     51,246
                                                                                     ------------
Total Capitalization                                                                       51,246
                                                                                     ------------
CURRENT LIABILITIES:
      Accounts payable                                                                      5,266
      Customer deposits                                                                       232
      Taxes accrued                                                                         2,201
      Interest accrued                                                                         32
      Other accruals                                                                          757
                                                                                     ------------
          Total current liabilities                                                         8,488
                                                                                     ------------
OTHER:
      Deferred income taxes                                                                 5,512
      Deferred investment tax credits                                                         266
      Accrued liability for postretirement and pension benefits                             7,213
      Regulatory liabilities and other removal costs                                        1,000
      Other noncurrent liabilities                                                            209
                                                                                     ------------
          Total other                                                                      14,200
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $     73,934
                                                                                     ============

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $    239,330
     Accumulated depreciation and amortization                                            (86,912)
                                                                                     ------------
     Net Utility Plant                                                                    152,418
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                836
     Accounts receivable - less reserve                                                    52,041
     Unbilled revenue - less reserve                                                        6,730
     Gas inventory                                                                          1,393
     Underrecovered gas and fuel costs                                                      9,642
     Material and supplies, at average cost                                                    94
     Exchange gas receivable                                                                  409
     Regulatory assets                                                                        720
     Prepayments and other                                                                  1,455
                                                                                     ------------
          Total Current Assets                                                             73,320
                                                                                     ------------
OTHER ASSETS:
     Regulatory assets                                                                      2,834
     Deferred charges and other                                                               486
                                                                                     ------------
          Total Other Assets                                                                3,320
                                                                                     ------------
TOTAL ASSETS                                                                         $    229,058
                                                                                     ============

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $     85,175
      Long-term debt excluding amt due within one year                                     42,140
                                                                                     ------------
Total Capitalization                                                                      127,315
                                                                                     ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                        32
      Accounts payable                                                                     18,047
      Customer deposits                                                                     2,758
      Taxes accrued                                                                         6,214
      Interest accrued                                                                         43
      Exchange gas payable                                                                  7,451
      Accrued liability for postretirement and pension benefits                               361
      Other accruals                                                                       22,065
                                                                                     ------------
          Total current liabilities                                                        56,971
                                                                                     ------------
Other:
      Deferred income taxes                                                                14,934
      Deferred investment tax credits                                                       1,185
      Accrued liability for postretirement and pension benefits                             1,474
      Regulatory liabilities and other removal costs                                       26,188
      Other noncurrent liabilities                                                            991
                                                                                     ------------
          Total other                                                                      44,772
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $    229,058
                                                                                     ============

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $  1,584,870
     Accumulated depreciation and amortization                                           (552,463)
                                                                                     ------------
     Net Utility Plant                                                                  1,032,407
                                                                                     ------------
OTHER PROPERTY AND INVESTMENTS                                                              1,270
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                              7,764
     Accounts receivable - less reserve                                                   194,224
     Unbilled revenue - less reserve                                                       80,879
     Gas inventory                                                                         18,485
     Underrecovered gas and fuel costs                                                     92,753
     Material and supplies, at average cost                                                 1,992
     Exchange gas receivable                                                               74,757
     Regulatory assets                                                                     68,038
     Prepayments and other                                                                 18,697
                                                                                     ------------
          Total Current Assets                                                            557,589
                                                                                     ------------
OTHER ASSETS:
     Regulatory assets                                                                    222,235
     Intangible assets                                                                        318
     Deferred charges and other                                                            74,778
                                                                                     ------------
          Total Other Assets                                                              297,331
                                                                                     ------------
 TOTAL ASSETS                                                                        $  1,888,597
                                                                                     ============

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $    506,752
      Long-term debt excluding amt due within one year                                    306,769
                                                                                     ------------
Total Capitalization                                                                      813,521
                                                                                     ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                       235
      Short-term borrowings                                                                53,668
      Accounts payable                                                                    150,047
      Customer deposits                                                                    13,222
      Taxes accrued                                                                        68,634
      Interest accrued                                                                        956
      Price risk management liabilities                                                     1,037
      Exchange gas payable                                                                119,875
      Current deferred revenue                                                              1,635
      Regulatory liabilities                                                               64,296
      Accrued liability for postretirement and pension benefits                             7,583
      Other accruals                                                                      175,596
                                                                                     ------------
          Total current liabilities                                                       656,784
                                                                                     ------------
OTHER:
      Deferred income taxes                                                               161,481
      Deferred investment tax credits                                                      14,882
      Accrued liability for postretirement and pension benefits                            45,312
      Regulatory liabilities and other removal costs                                      142,987
      Other noncurrent liabilities                                                         53,631
                                                                                     ------------
          Total other                                                                     418,293
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $  1,888,598
                                                                                     ============

                                                                     EXHIBIT #12

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $    686,312
     Accumulated depreciation and amortization                                           (234,639)
                                                                                     ------------
     Net Utility Plant                                                                    451,673
                                                                                     ------------
OTHER PROPERTY AND INVESTMENTS                                                                  8
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                              5,189
     Accounts receivable - less reserve                                                   101,363
     Unbilled revenue - less reserve                                                       36,444
     Gas inventory                                                                         14,767
     Underrecovered gas and fuel costs                                                     32,347
     Material and supplies, at average cost                                                   557
     Exchange gas receivable                                                               31,192
     Regulatory assets                                                                      4,226
     Prepayments and other                                                                  1,387
                                                                                     ------------
          Total Current Assets                                                            227,472
                                                                                     ------------
OTHER ASSETS:
     Regulatory assets                                                                     69,010
     Intangible assets                                                                         36
     Deferred charges and other                                                             1,996
                                                                                     ------------
          Total Other Assets                                                               71,042
                                                                                     ------------
 TOTAL ASSETS                                                                        $    750,195
                                                                                     ============

                                                                     EXHIBIT #12

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $    234,195
      Long-term debt excluding amt due within one year                                    185,215
                                                                                     ------------
Total Capitalization                                                                      419,410
                                                                                     ------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                28,673
      Accounts payable                                                                     42,370
      Customer deposits                                                                     2,483
      Taxes accrued                                                                        11,516
      Interest accrued                                                                         22
      Price risk management liabilities                                                       393
      Exchange gas payable                                                                 24,451
      Accrued liability for postretirement and pension benefits                             4,527
      Other accruals                                                                       71,374
                                                                                     ------------
          Total current liabilities                                                       185,809
                                                                                     ------------
OTHER:
      Deferred income taxes                                                               107,434
      Deferred investment tax credits                                                       7,055
      Accrued liability for postretirement and pension benefits                            11,116
      Regulatory liabilities and other removal costs                                        9,712
      Other noncurrent liabilities                                                          9,659
                                                                                     ------------
          Total other                                                                     144,976
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $    750,195
                                                                                     ============

                                                                     EXHIBIT #13

                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $    521,267
     Accumulated depreciation and amortization                                           (116,974)
                                                                                     ------------
     Net Utility Plant                                                                    404,293
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                              2,383
     Accounts receivable - less reserve                                                    68,643
     Unbilled revenue - less reserve                                                       16,287
     Gas inventory                                                                          3,108
     Material and supplies, at average cost                                                 1,309
     Exchange gas receivable                                                                  102
     Regulatory assets                                                                        234
     Prepayments and other                                                                  4,776
                                                                                     ------------
          Total Current Assets                                                             96,842
                                                                                     ------------
OTHER ASSETS:
     Regulatory assets                                                                      7,676
     Intangible assets                                                                         40
     Deferred charges and other                                                             9,092
                                                                                     ------------
          Total Other Assets                                                               16,808
                                                                                     ------------
 TOTAL ASSETS                                                                        $    517,943
                                                                                     ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $    206,213
      Long-term debt excluding amt due within one year                                    130,175
                                                                                     ------------
Total Capitalization                                                                      336,388
                                                                                     ------------
CURRENT LIABILITIES:
      Accounts payable                                                                     30,225
      Customer deposits                                                                     6,388
      Taxes accrued                                                                        12,769
      Interest accrued                                                                         63
      Overrecovered gas and fuel costs                                                     11,460
      Exchange gas payable                                                                  6,143
      Regulatory liabilities                                                                   96
      Accrued liability for postretirement and pension benefits                             2,434
      Other accruals                                                                       20,844
                                                                                     ------------
          Total current liabilities                                                        90,422
                                                                                     ------------
OTHER:
      Deferred income taxes                                                                38,099
      Deferred investment tax credits                                                       1,892
      Accrued liability for postretirement and pension benefits                             5,383
      Regulatory liabilities and other removal costs                                       20,916
      Other noncurrent liabilities                                                         24,843
                                                                                     ------------
          Total other                                                                      91,133
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $    517,943
                                                                                     ============

                                                                     EXHIBIT #14

                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of March 31, (in thousands)                                                               2004
------------------------------                                                       ------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                   $     86,123
     Accumulated depreciation and amortization                                            (26,151)
                                                                                     ------------
     Net Utility Plant                                                                     59,972
                                                                                     ------------
OTHER PROPERTY AND INVESTMENTS                                                                  1
                                                                                     ------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                504
     Accounts receivable - less reserve                                                    22,272
     Unbilled revenue - less reserve                                                        3,293
     Gas inventory                                                                            486
     Material and supplies, at average cost                                                   601
     Exchange gas receivable                                                                    2
     Regulatory assets                                                                        215
     Prepayments and other                                                                  1,845
                                                                                     ------------
          Total Current Assets                                                             29,218
                                                                                     ------------
OTHER ASSETS:
     Regulatory assets                                                                      1,761
     Deferred charges and other                                                                14
                                                                                     ------------
          Total Other Assets                                                                1,775
                                                                                     ------------
 TOTAL ASSETS                                                                        $     90,966
                                                                                     ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                    $     31,574
      Long-term debt excluding amt due within one year                                     18,975
                                                                                     ------------
Total Capitalization                                                                       50,549
                                                                                     ------------
CURRENT LIABILITIES:
      Accounts payable                                                                      5,882
      Customer deposits                                                                       455
      Taxes accrued                                                                         3,417
      Interest accrued                                                                          5
      Overrecovered gas and fuel costs                                                      5,176
      Exchange gas payable                                                                    302
      Regulatory liabilities                                                                    5
      Accrued liability for postretirement and pension benefits                               411
      Other accruals                                                                        3,483
                                                                                     ------------
          Total current liabilities                                                        19,136
                                                                                     ------------
OTHER:
      Deferred income taxes                                                                 6,656
      Deferred investment tax credits                                                         686
      Accrued liability for postretirement and pension benefits                             1,266
      Regulatory liabilities and other removal costs                                       12,139
      Other noncurrent liabilities                                                            534
                                                                                     ------------
          Total other                                                                      21,281
                                                                                     ------------
TOTAL CAPITALIZATION AND LIABILITIES                                                 $     90,966
                                                                                     ============